UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 20, 2023

FINTECH ECOSYSTEM DEVELOPMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40914	86-2438985
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

100 Springhouse Drive, Suite 204, Collegeville, PA	19426
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (610) 226-8101

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one shares of Class A common stock, one right and one-half of one redeemable warrant	FEXDU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	FEXD	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FEXDW	The Nasdaq Capital Market
Rights included as part of the units	FEXDR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On April 20, 2023, Fintech Ecosystem Development Corp. (the “Company”) held an extraordinary general meeting of shareholders (the “Special Meeting”).

Present at the Special Meeting, via the virtual meeting platform or by proxy, were holders of 12,968,199 shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”), representing approximately 89.854% of the voting power of the Common Stock as of May 1, 2023, the record date for the Special Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date there were 14,432,500 shares of Common Stock issued and outstanding.

At the Special Meeting, the Company’s stockholders approved the Extension Proposal as defined and described in detail in the proxy statement filed by the company on March 14, 2023 (“Proxy Statement”) and incorporated herein by reference.

The approval of the Extension Amendment Proposal required the affirmative vote of holders of at least 65% of the Common Stock outstanding on the Record Date.

The Adjournment Proposal, as defined and described in greater detail in the Proxy Statement, was not presented to the Company’s stockholders, as the Extension Amendment Proposal received a sufficient number of votes required for approval, and the Board did not determine to adjourn the Special Meeting for reasons otherwise in connection with the Extension Amendment Proposal.

Set forth below are the final voting results for the Extension Amendment Proposal. Defined terms used but not defined in the Extension Amendment Proposal described below have the meanings ascribed to such terms in the Proxy Statement:

FOR	AGAINST	ABSTAIN
12,827,755	140,443	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 20, 2023

FINTECH ECOSYSTEM DEVELOPMENT CORP.

By:	/s/ Saiful Khandaker
Name:	Saiful Khandaker
Title:	Chairman and Chief Executive Officer

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